SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9c

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BARE ESCENTUALS, INC.

(Name of Subject Company)

BARE ESCENTUALS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

067511105

(CUSIP Number of Class of Securities)

Deanna Chechile

Vice President & General Counsel

71 Stevenson Street, 22nd Floor

San Francisco, CA 94105

(415) 489-5000

(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

With a copy to:

David C. Chapin

Ropes & Gray LLP

One International Place

Boston, MA 02110

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Bare Escentuals, Inc. (the “Company”) by Shiseido Company, Limited (“Shiseido”) pursuant to the terms of the Agreement and Plan of Merger, dated January 14, 2010 by and among Shiseido, Blush Acquisition Corporation and the Company:

1.	Letter from Shinzo Maeda, President & CEO of Shiseido, distributed by the Company to its employees.

2.	General Announcements by the Company via the Company’s webpage on Facebook.com.

3.	General Announcements by Leslie A. Blodgett, Chief Executive Officer of the Company, via Leslie A. Blodgett’s personal webpage on Facebook.com.

4.	General Announcement by Nada Antoun Chang, a volunteer for Bare Escentual’s Inc. brand program, Leslie’s Angels, via Facebook.com.

1.	Letter from Shinzo Maeda, President & CEO of Shiseido, distributed by the Company to its employees.

January 15, 2010

Dear Bare Escentuals Associate,

I am delighted to be in a position to communicate with you today. As you are aware, Shiseido and Bare Escentuals today announced an agreement whereby Shiseido plans to join forces with Bare Escentuals through a tender offer to buy its shares. This is a very exciting development for both our companies, and one that we have been working closely with Leslie Blodgett, Myles McCormick and your management team to bring to fruition.

Our businesses are mutually complementary, but more importantly, we both share the same culture and values of putting our customers first, as well as passionately believing in the importance of our business and our industry as a whole. We have both grown our businesses based on satisfying our customers – by helping enhance their beauty. And, like you, as we help in a small way to enrich people’s lives, we at Shiseido also believe that we can contribute to society.

Although our companies have very different histories, and our origins are in different countries, with different backgrounds, we also have many common areas in the way we do business. We think it is important to respect our differences, but at the same time we can learn from each other through our complementary business practices and product offerings, which will ultimately lead us both to further growth.

We have closely watched the rapid development at Bare Escentuals, through the excellent efforts of not only your management team, but also thanks to each and every one of you. We have admired your achievements as a pioneer in the innovative mineral-based cosmetics line, something that is becoming more and more popular around the world as customers are increasingly turning to natural products and solutions. This trend towards mineral-based cosmetics has grown into a big industry trend in the American market and is now spreading to other markets. And we are very impressed with the way in which you have carefully nurtured your business, through inspired marketing activities and innovative distribution channels.

At Shiseido, we have our origins and foundations in Japan, and have built up a leading position in Asia including the important Chinese market. We look forward to working with you all to further expand the sales of mineral-based cosmetics, bringing your unique products to even more women around the world, especially in these growing Asian markets!

Shiseido is the leading cosmetics company in Japan, and is globally recognized as one of the oldest cosmetics companies operating for 138 years, in over 70 countries around the world. We have achieved this recognition by listening closely to our customers and to our employees, always looking for further innovations to enhance our products and services to better meet our customers’ needs. In order to do this we have developed a global network of distribution partners and retail outlets, as well as global manufacturing facilities, all of which we look forward to introducing to the exciting range of Bare Escentuals products. At the same time, to ensure that we maintain a position at the forefront of industry development, we have built a comprehensive in-house research capability, which we see benefiting your future product innovations.

I am very excited about the prospects of our combined offering. We bring to your business the strength of our Shiseido brand, a brand that has global resonance across a wide range of products, as well as a well-developed footprint in some of the world’s fastest growing markets. And we look forward to learning from you about the importance of natural, mineral-based products, a new area for us. We hope that the combination of two successful, but complementary companies and offerings is something that also excites you.

More specifically we think that the combination of our two companies will offer significant benefits to our consumers, our shareholders, and importantly, our associates, including:

•

Creating a complementary multi-channel and truly global distribution network, giving Bare Escentuals greater access to Japan, one of the world’s largest cosmetics markets, as well as other fast-growing Asian markets such as China;

•	Utilizing Shiseido’s extensive production capabilities and R&D resources;

•	Strengthening Shiseido’s U.S. and European business;

•	Expanding Shiseido group’s brand portfolio into the mineral-based cosmetics market, attracting a wider customer base; and

•	Offering compelling growth prospects and future value creation for both our companies.

Bare Escentuals’ business will continue to be managed by Leslie and her strong management team. Your business will form an important new arm of our global business, and will naturally complement our existing lineup. If you have any questions about the announcement and how it affects you, please feel free to contact me directly, or get in touch with Carsten Fischer, our Corporate Executive Officer in charge of International Business.

I look forward to formally welcoming you to the Shiseido group upon completion of this transaction. Together we create a formidable competitor in the global cosmetics industry – we are meant to BE together!

Yours sincerely,

Shinzo Maeda
Shiseido Co. Ltd.
President & CEO

2. General Announcements by the Company via the Company’s webpage on Facebook.com.

Welcome to the Official Bare Escentuals Facebook page

Just today we announced our plans to join forces with Shiseido who through a tender offer will offer to buy our shares. This is a huge opportunity for us and we couldn’t be happier to be joining forces with such a complementary partner. Bare Escentuals as you know it will remain the same and Shiseido will help us realize our mission of being a truly global brand so we can bring our products to even more women worldwide. All of us here at Bare Escentuals want you to know that we love you and we’re looking forward to a great 2010!

The tender offer to purchase shares of Bare Escentuals common stock referenced in this posting has not yet commenced, and this letter is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Bare Escentuals common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Blush Acquisition Corporation, a wholly-owned subsidiary of Shiseido, will file with the SEC and mail to Bare Escentuals stockholders. At the time the tender offer is commenced, Bare Escentuals will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of Bare Escentuals are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of Bare Escentuals also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Blush Acquisition Corporation with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Bare Escentuals (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from Shiseido’s website at: http://www.shiseido.co.jp/e/ir/ir_news/index.htm; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from Bare Escentuals by written request to: Bare Escentuals, Inc. Attn: Investor Relations, 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

January 15, 2010

Bare Escentuals as you know it will remain the same. We are on a mission to share our products & our philosophy with as many women as possible & this development will allow us to do so in a much faster way. Shiseido will help us realize our mission of being a truly global brand so we can bring our products to even more women worldwide.

This post is not a solicitation of or recommendation to stockholders and is qualified by materials filed by us with the SEC, which are available for free at http://www.sec.gov.

3. General Announcements by Leslie A. Blodgett, Chief Executive Officer of the Company, via Leslie A. Blodgett’s personal webpage on Facebook.com.

January 15, 2010

Whoah, big news coming out of BE. I’ve been hearing that there are lots of questions mulling about. I am in lots of meetings today—but rest assured—nothing changes. talk soon. All good here in SF.

January 16, 2010

I only have 15 minutes before I need to leave for several hours. excuse typos. I have so much to say and it may take 3 - 4 hours to do it. I will spend all afternoon if I have to. I am pretty upset. I went for a run to calm down but that usually doesn’t work because I end up thinking too much.

I want to tell you what happened Thursday. We had an employee all-hands meeting at the W hotel. I want to share I presented to our company. I want to take you through everything because the BE team is extremely important to me and I wanted to personally share the news. The people behind BE are the ones that spend their lives making it all happen and they care so much and I wanted them to listen to me. And, they did And now I want to tell you.

i don’t want to rush this and I have to leave (I am so bummed I have an appointment).

I want to tell you about Myles, my biggest support system at BE for the last 5 years—the behind the scenes guy who holds everything together. The guy you all need to get to know, although he is not much of an out in the public kinda guy. I think he is a FB friend of mine. I want to introduce him to you because together he and I will be able to be an even better company for our employees and our customers in the future. W can do things we only dreamed about before and now Myles and I can share our vision with you. Something that we feel very strongly about.

Please he advised I am a very emotional person. I either over-eat or hide under my bed… Not kidding, although I don’t fit under my bed anymore so I just go under my covers. I want to try in relax so I can tell you about the wonderful news that has transpired. I will be back later.

4.	General Announcement by Nada Antoun Chang, a volunteer for Bare Escentual’s Inc. brand program, Leslie’s Angels, via Facebook.com.

Hi everyone! I’m fairly new to the forum so allow me to introduce myself. I’ve worked with BE for just over two years in the public relations department. I work very closely with Andrea and Quinta and of course our lovely Leslie.

I know there have been some questions on here about your status as Leslie’s Angels and I just want to assure you all that that won’t change. If anything, you’re role now is even more important because Leslie needs her Angels, right now.

I can’t tell you how revitalizing the energy was in the office yesterday, this is going to be such an incredible experience. Here’s to sharing the amazement of bareMinerals to women around the world! Cheers!

ps. For those of you wondering, I’m a Medium Tan girl, I love Flawless Def Mascara and I just got my hands on the new charcoal bM Eyeliner!

Forward-looking Statements:

The documents included in this Schedule 14D-9 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in the documents contained in this Schedule 14D-9 include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in the documents included in this Schedule 14D-9 relate to future results and events are based on Bare Escentuals, Inc.’s current expectations, estimates and projections about our industry, as well as our management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Bare Escentuals, Inc.’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Bare Escentuals, Inc.’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Bare Escentuals, Inc., including the Solicitation/Recommendation Statement to be filed by Bare Escentuals, Inc. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

The tender offer to purchase shares of Bare Escentuals common stock referenced in this Schedule 14D-9C has not yet commenced, and this Schedule 14D-9C is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Bare Escentuals common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Blush Acquisition Corporation, a wholly-owned subsidiary of Shiseido, will file with the SEC and mail to Bare Escentuals stockholders. At the time the tender offer is commenced, Bare Escentuals will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of Bare Escentuals are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the tender offer. Investors and security holders of Bare Escentuals also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Blush Acquisition Corporation with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Bare Escentuals (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from Shiseido’s website at: http://www.shiseido.co.jp/e/ir/ir_news/index.htm; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from Bare Escentuals by written request to: Bare Escentuals, Inc. Attn: Investor Relations, 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.